EXHIBIT 20


               COPY OF QUARTERLY REPORT TO STOCKHOLDERS

                         ROHM AND HAAS COMPANY
                           THIRD QUARTER 1997

                           ID: COVER GRAPHIC

FINANCIAL HIGHLIGHTS (Millions of dollars, except earnings per share)
--------------------------------------------------------------------------
                               Third Quarter             Nine Months
                         ------------------------  -----------------------
                                          Percent                  Percent
                          1997    1996    Change    1997    1996    Change
                         ------------------------  -----------------------
Net sales                $ 974   $ 969       1     $3,049  $3,017      1
Net earnings                91      87       5        312     288      8
Net earnings per
   common share          $1.45   $1.31      11     $ 4.92  $ 4.28     15
--------------------------------------------------------------------------


SALES BY BUSINESS GROUP
Millions of dollars
-----------------------
                         Polymers, Resins and Monomers $526
   ID: GRAPHIC           Plastics                      $165
   (PIE CHART)           Performance Chemicals         $196
                         Agricultural Chemicals        $ 87


SALES BY CUSTOMER LOCATION
Millions of dollars
--------------------------
                         North America                 $543
   ID: GRAPHIC           Europe                        $215
   (PIE CHART)           Asia-Pacific                  $142
                         Latin America                 $ 74

                           CHAIRMAN'S LETTER

Rohm and Haas had a terrific third quarter, one that reflects the continuation of trends seen all year:

    o Unit volume grew a solid 5 percent. Most of that growth occurred in the more specialty areas of our portfolio -- in Electronic Chemicals and the higher end of the Polymers and Resins business.

    o The sales increase was limited to 1 percent for the quarter, due to the ongoing impact of weaker foreign currencies.

    o The company reported record earnings of $91 million for the quarter, thanks to strong ongoing demand, an excellent job of controlling internal costs, and the increased efficiency of manufacturing operations. Earnings per common share were up 11 percent.

Looking ahead, I expect to see the trends of the first three quarters continue through the end of the year, as long as there are no surprises in economic conditions or currency exchange rates during the fourth quarter.

Fred W. Shaffer, Vice President and Chief Financial Officer, retired at the end of August after 37 years of service. Fred's legacy can be seen in the strong financial structure that underpins the company's performance in 1997. On behalf of the Board of Directors and the employees of Rohm and Haas, I thank him for his excellent work over the years and wish him and his wife, Meriel, a happy retirement.

On October 24th, the Board of Directors authorized the repurchase of an additional 3 million shares of common stock, or approximately 5 percent of the 61 million shares outstanding as of September 30, 1997.



(J. LAWRENCE WILSON)
J. Lawrence Wilson
Chairman                                                   November 3, 1997

                  MANAGEMENT DISCUSSION AND ANALYSIS


THIRD QUARTER 1997 VERSUS
THIRD QUARTER 1996

Third quarter 1997 earnings were $91 million, up 5% from last year's earnings of $87 million. Earnings per common share of $1.45 rose 11% from $1.31 per common share in 1996. Volume increased 5% in the quarter as a result of strong demand in Polymers, Resins and Monomers and Performance Chemicals. The latter segment's performance was helped largely by the Electronic Chemicals businesses. Despite good volume growth, sales of $974 million were just 1% above the prior-year period, reflecting weaker currencies in Japan and in Europe and moderately lower selling prices. Earnings increased as a result of higher volume, smooth plant operations, earnings from affiliates and lower interest expense. In addition to higher earnings, the per-share increase reflects the impact of the company's common share repurchase program.

Polymers, Resins and Monomers earnings were $69 million, down 4% compared with the prior year. Sales increased 3% as a result of a 7% increase in volume offset by weaker currencies and slightly lower selling prices. Volume strength was evident in all regions, reaching double digits in Europe, Latin America and Asia-Pacific, with particularly strong contributions from products for the paper, adhesives and coatings markets. The decrease in earnings was driven largely by unfavorable currencies.

Performance Chemicals recorded earnings of $24 million, a 20% increase from last year's earnings on 9% higher volume and 6% higher sales. The Electronic Chemicals business reported strong sales and earnings increases in all regions in which they participate. Electronic Chemicals earnings were also helped by the contribution of Rodel, Inc., an affiliate acquired in the second quarter of 1997. Despite strong volume growth, sales and earnings in both Ion Exchange Resins and Biocides were essentially flat because of unfavorable currencies and selling prices.

Plastics reported earnings of $17 million up from $14 million reported for the same period in 1996. A volume decrease of 6%, combined with weaker currencies in Europe and lower overall selling prices, led to 8% lower sales. Though the volume decrease had a negative earnings impact, roughly break-even results in AtoHaas Europe (compared to losses in the 1996 period) allowed Plastics to show an earnings improvement.

Agricultural Chemicals recorded losses of $2 million compared with earnings of $2 million in the third quarter of 1996. Sales were 5% lower than 1996, which reflected 2% lower volume and the effect of weaker currencies in Europe and Japan. The volume decrease is the net effect of lower sales of Dithane in all regions, except Latin America, largely related to weather conditions. The earnings decrease is a result of lower volume and unfavorable currency impacts.

Corporate expenses of $17 million in 1997 were down $4 million from last year's third quarter due largely to lower interest expense resulting from lower average debt balances during the quarter.

Net sales were $974 million, up 1% from 1996. The third quarter gross profit margin was 35%, down from 36% for the 1996 period due to weaker currencies in Europe and Japan and slightly lower selling prices offset by higher volume.

Affiliate earnings for the quarter were $4 million, compared to a 1996 loss of $1 million. This increase reflects the contribution of Rodel, Inc., the RohMax joint venture and improved results in AtoHaas Europe.

The effective tax rate for the quarter was 32%, compared with 34% a year ago. This decrease is primarily a result of the effect of affiliate earnings, which are recorded on an after-tax basis.


NINE MONTHS 1997 VERSUS
NINE MONTHS 1996

Earnings for the first nine months were $312 million, 8% higher than last year's earnings of $288 million. Earnings per common share were $4.92, up 15% from the 1996 period. Sales increased 1% to $3,049 million. Unit volume increased 8%. Sales growth was hindered by weaker currencies, the absence of Petroleum Chemicals sales now part of the RohMax joint venture, and slightly lower selling prices. Earnings for the first nine months were driven by higher volume and earnings from affiliates. In addition to higher earnings, the per-share increase reflects the impact of the company's common share repurchase program.

Polymers, Resins and Monomers earnings of $211 million were up 17% from 1996. Excluding the effect of the former Petroleum Chemicals business, sales were up 7% on an 11% volume increase. All regions reported strong volume growth, but the favorable impact on sales was offset, in part, by weaker currencies and slightly lower selling prices. Products for the paper, adhesives and coatings markets reported particularly strong volume growth versus 1996. Earnings increases are primarily a result of higher volume.

Performance Chemicals reported earnings of $67 million, a 5% increase over last year's number. Sales essentially were unchanged from 1996. Volume increased 3%. The volume increase did not result in sales growth because of weaker currencies in Europe and in the Asia-Pacific region. The extent of the volume increase was hindered by the discontinuation of the Biocides joint venture with Dead Sea Bromine. Higher volumes in Electronic Chemicals and in Ion Exchange Resins offset some of this decrease. The increased earnings reflect strong results reported by the Electronic Chemicals businesses, including a contribution from the recent investment in Rodel, Inc. This offset weaker results for Biocides and Ion Exchange Resins.

Plastics recorded earnings of $49 million, an increase from $41 million in 1996. Volume increased 5% while sales essentially were unchanged, due to lower selling prices and weaker currencies in Europe. Plastics reported 20% higher earnings due to modest results reported in the AtoHaas Europe business through nine months of 1997 versus losses in the same period of 1996.

Agricultural Chemicals earnings were $35 million, down $7 million from the same period of 1996. Sales were down 5% due to 2% lower volume and weaker currencies in Europe and Japan. The volume decrease was due primarily to weather-related lower Dithane shipments in all regions except Latin America. The 17% earnings decrease was a result of negative currency impacts and lower volume.

Corporate expenses of $50 million were $11 million higher than 1996. The 1996 period included a $10 million ($.15 per common share) retroactive tax credit on sales outside the United States.

The gross profit margin for the first nine months was 36%, unchanged from the prior-year period. Despite higher volume, margins were hindered by unfavorable currency impacts in Europe and Japan and lower selling prices.

Selling, administrative and research expenses largely were unchanged compared with 1996. This reflects weaker currencies and good overall cost control even as spending to support business growth has increased. Affiliate earnings were $10 million, compared to losses of $9 million last year. This improvement is due to the contribution of Rodel, Inc., the RohMax joint venture and earnings in AtoHaas Europe versus losses in 1996. Other expense, net, was $8 million, compared with $6 million in 1996 largely because of unfavorable currency fluctuations.

The effective tax rate for the first nine months was 33%, up slightly from 32% for the first nine months of 1996. The 1996 rate includes the effect of a $10 million third quarter retroactive tax credit on sales outside of the United States.


LIQUIDITY, CAPITAL RESOURCES
AND OTHER FINANCIAL DATA

At the end of the quarter, cash and cash equivalents totaled $33 million, up $22 million from the 1996 year-end balance. Accounts receivable were down $65 million versus year-end 1996. This decrease was due, in part, to the collection of $67 million of insurance proceeds during the first nine months of 1997, relating to settlements of environmental remediation cost claims against certain insurers. Inventories decreased $41 million reflecting tighter inventory management.

Higher cash flow from operations and lower capital spending enabled the company to lower short-term borrowings and decrease the debt-to-equity ratio while repurchasing two million shares of common stock at a cost of $169 million during the first nine months of 1997. The debt-to-equity ratio, calculated without the reduction to stockholders' equity for the ESOP transaction, was 32% at the end of September, compared with 38% at year-end 1996. On October 24, 1997 the Board of Directors authorized the additional repurchase of up to three million shares of common stock over the next two years. These shares, combined with .4 million previously-authorized shares, represent approximately 6% of the 61 million shares outstanding as of September 30, 1997. From year-end 1995 through the first nine months of 1997, the company repurchased 6.4 million shares, or approximately 10% of common shares outstanding, at a cost of $471 million.

Fixed asset additions during the first nine months of 1997 totaled $172 million. Spending for the full year is estimated to be approximately $270 million. Expenditures include new emulsion facilities outside of North America as well as capacity expansion for acrylic acid in Texas.
Investment in electronic chemicals also is a factor.

The company is in the midst of lawsuits over insurance coverage for environmental liabilities. It is the company's practice to reflect environmental insurance recoveries in the results of operations for the quarter in which litigation is resolved through settlement or other appropriate legal process. Resolutions typically determine coverage for both past and future environmental spending. During the first nine months of 1997, environmental remediation expense of approximately $10 million was recorded, net of insurance recoveries, compared with $19 million for the first nine months of 1996. In October 1997 the company reached an additional remediation-related insurance settlement with a number of insurance companies for a total of $34 million. As a result of settlements to date, cash flows from insurance proceeds during the next six months are expected to exceed spending for environmental remediation by approximately $25 million.

During the second quarter, the company purchased a 25% interest in Rodel, Inc. for approximately $65 million. Rodel is a privately held, Delaware-based leader in precision polishing technology serving the semiconductor, memory disk and glass polishing industries. The investment is accounted for on the equity basis with Rohm and Haas's share of earnings reported as equity in affiliates. Rodel's annual sales are approximately $150 million.

On October 24, 1997, the board of directors declared regular quarterly dividends of $.50 per common share and $.6875 per preferred share. Both dividends are payable December 1, 1997 to stockholders of record on November 7, 1997.

In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share." Effective for year-end 1997, the statement establishes guidance intended to simplify the computation and presentation of earnings per share. The company does not expect that the adoption of this standard will have a significant impact on its reported earnings per share.

                ROHM AND HAAS COMPANY AND SUBSIDIARIES


SALES BY BUSINESS GROUP AND CUSTOMER LOCATION (Millions of dollars)
-------------------------------------------------------------------------------
THIRD QUARTER 1997 AND 1996
-------------------------------------------------------------------------------

              Polymers,
             Resins and   Performance                Agricultural
              Monomers     Chemicals     Plastics     Chemicals        Total
            -----------   -----------   -----------  ------------   -----------
            1997   1996   1997   1996   1997   1996   1997   1996   1997   1996
            -----------   -----------   -----------  ------------   -----------
North
America     $351   $340   $ 77   $ 73   $ 96   $ 99   $19     $22   $543   $534
-------     -----------   -----------   -----------  ------------   -----------
Europe        89     90     52     50     53     62    21      21    215    223
-------     -----------   -----------   -----------  ------------   -----------
Asia-
Pacific       55     55     62     58     10     11    15      20    142    144
-------     -----------   -----------   -----------  ------------   -----------
Latin
America       31     28      5      4      6      7    32      29     74     68
-------     -----------   -----------   -----------  ------------   -----------
Total       $526   $513   $196   $185   $165   $179   $87     $92   $974   $969
-------     -----------   -----------   -----------  ------------   -----------



-------------------------------------------------------------------------------
FIRST NINE MONTHS 1997 AND 1996
-------------------------------------------------------------------------------
North
America $1,067 $1,013   $229   $218   $289   $282   $107   $109  $1,692  $1,622
------- -------------   -----------   -----------   -----------  --------------
Europe     281    293    156    158    180    190    122    137     739     778
------- -------------   -----------   -----------   -----------  --------------
Asia-
Pacific    160    161    168    170     31     32     54     66     413     429
------- -------------   -----------   -----------   -----------  --------------
Latin
America     86     78     13     15     22     21     84     74     205     188
------- -------------   -----------   -----------   -----------  --------------
Total   $1,594 $1,545   $566   $561   $522   $525   $367   $386  $3,049  $3,017
------- -------------   -----------   -----------   -----------  --------------

PHYSICAL VOLUME CHANGE
CURRENT QUARTER RELATIVE TO YEAR-EARLIER QUARTER
-------------------------------------------------------------------------------
                                 Percent           CUSTOMER           Percent
BUSINESS GROUP                   Change            LOCATION           Change
-------------------------------------------------------------------------------
Polymers, Resins and Monomers       7              North America         3
Performance Chemicals               9              Europe                6
Plastics                           (6)             Asia-Pacific          9
Agricultural Chemicals             (2)             Latin America        18
-------------------------------------------------------------------------------
Worldwide                           5              Worldwide             5
-------------------------------------------------------------------------------



CURRENT NINE MONTHS RELATIVE TO YEAR-EARLIER NINE MONTHS
-------------------------------------------------------------------------------
                                 Percent           CUSTOMER           Percent
BUSINESS GROUP                   Change            LOCATION           Change
-------------------------------------------------------------------------------
Polymers, Resins and Monomers       9              North America         7
Performance Chemicals               3              Europe                8
Plastics                            5              Asia-Pacific          8
Agricultural Chemicals             (2)             Latin America        13
-------------------------------------------------------------------------------
Worldwide                           8              Worldwide             8
-------------------------------------------------------------------------------

NET EARNINGS BY BUSINESS GROUP AND CUSTOMER LOCATION
-------------------------------------------------------------------------------
                                    Quarter Ended            Nine Months Ended
                                    September 30,              September 30,
                                 -------------------       --------------------
                                  1997         1996         1997         1996
                                 -------------------       --------------------
BUSINESS GROUP                               (Millions of dollars)
                                 ----------------------------------------------

Polymers, Resins and Monomers    $ 69          $ 72         $211          $180
Performance Chemicals              24            20           67            64
Plastics                           17            14           49            41
Agricultural Chemicals             (2)            2           35            42
Corporate                         (17)          (21)         (50)          (39)
-------------------------------------------------------  ----------------------
   Total                         $ 91          $ 87         $312          $288
-------------------------------------------------------  ----------------------
CUSTOMER LOCATION
North America                    $ 70          $ 68         $224          $181
Europe                             17            18           72            81
Asia-Pacific                       12            14           40            42
Latin America                       9             8           26            23
Corporate                         (17)          (21)         (50)          (39)
-------------------------------------------------------  ----------------------
   Total                         $ 91          $ 87         $312          $288
-------------------------------------------------------  ----------------------

Corporate includes non-operating items such as interest income and expense, corporate governance costs and corporate exploratory research expense.



ANALYSIS OF CHANGE IN PER-SHARE EARNINGS
CURRENT PERIOD RELATIVE TO YEAR-EARLIER PERIOD
-----------------------------------------------------------------------
                                             $/Share (after-tax)
                                     ----------------------------------
                                          THIRD             FIRST
GROSS PROFIT                             QUARTER         NINE MONTHS
                                     ---------------  -----------------
Selling prices                            $(.05)             $(.26)
Physical volume and product mix             .09                .40
Raw material costs                         (.01)               .07
Other manufacturing costs                   .13                .59
Currency effect on gross profit            (.21)              (.50)
----------------------------------------------------  -----------------
   (Decrease) increase in gross profit     (.05)               .30
----------------------------------------------------  -----------------
OTHER CAUSES
Selling, administrative and
  research expenses*                       (.01)              (.08)
Interest expense                            .03               (.01)
Share of affiliate earnings                 .08                .29
Prior year retroactive tax credit
  on export sales                            --               (.15)
Reduction in outstanding shares of
  common stock                              .07                .28
Other                                       .02                .01
----------------------------------------------------  -----------------
   Increase from other causes               .19                .34
----------------------------------------------------  -----------------
Increase in per-share earnings            $ .14              $ .64
----------------------------------------------------  -----------------

*The amounts shown are on a U.S. dollar basis and include the impact of currency movements as compared to the prior-year period.

Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED EARNINGS  (Subject to Year-end Audit)
-------------------------------------------------------------------------------
                                 Quarter Ended            Nine Months Ended
                                 September 30,              September 30,
                             -----------------------   ------------------------
                                1997          1996        1997          1996
                             -----------------------   ------------------------
CURRENT EARNINGS               (Millions of dollars, except per share amounts)
                             --------------------------------------------------
Net sales                      $   974      $   969     $ 3,049       $ 3,017
Cost of goods sold                 632          622       1,945         1,944
----------------------------------------------------    -----------------------
Gross profit                       342          347       1,104         1,073

Selling and administrative
   expense                         151          156         467           466
Research and development
   expense                          50           44         145           138
Interest expense                     9           12          30            29
Share of affiliate net
   earnings (losses)                 4           (1)         10            (9)
Other expense, net                   2            3           8             6
----------------------------------------------------    -----------------------
Earnings before income taxes       134          131         464           425
Income taxes                        43           44         152           137
----------------------------------------------------    -----------------------
NET EARNINGS                   $    91      $    87     $   312       $   288
Less preferred stock dividends       2            2           6             6
----------------------------------------------------    -----------------------
NET EARNINGS APPLICABLE TO
 COMMON SHAREHOLDERS           $    89      $    85     $   306       $   282
----------------------------------------------------    -----------------------

PER COMMON SHARE:
Net earnings                   $  1.45      $  1.31     $  4.92       $  4.28
Common dividends               $   .50      $   .45     $  1.40       $  1.27

Average number of common
 shares outstanding (000's)     61,562       64,718      62,219        65,930
----------------------------------------------------   ------------------------

See notes to consolidated financial statements.

Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED CASH FLOWS (Subject to Year-end audit)
-------------------------------------------------------------------------------
                                                         Nine Months Ended
                                                           September 30,
                                                    ---------------------------
                                                         1997         1996
                                                    ---------------------------
CASH FLOWS FROM OPERATING ACTIVITIES                   (Millions of dollars)
                                                    ---------------------------
Net earnings                                            $ 312        $ 288
Adjustments to reconcile net earnings
 to cash provided by operating activities:
     Depreciation                                         206          192
     Deferred income taxes                                 10           28
     Accounts receivable                                   67          (55)
     Inventories                                           41           39
     Accounts payable                                     (66)         (29)
     Income taxes payable                                  17           25
     Other working capital changes, net                   (12)         (17)
     Other, net                                            21           33
-------------------------------------------------------------------------------
     Net cash provided by operating activities            596          504
-------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to land, buildings and equipment               (172)        (218)
Investments in joint ventures, affiliates
 and subsidiaries                                         (73)          (7)
Proceeds from the sale of facilities and investments       10           --
-------------------------------------------------------------------------------
     Net cash used by investing activities               (235)        (225)
-------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Purchase of treasury shares                              (169)        (230)
Proceeds from issuance of long-term debt                   14            1
Repayments of long-term debt                              (38)         (38)
Net change in short-term borrowings                       (56)          87
Payment of dividends                                      (89)         (87)
Other, net                                                 (2)          (5)
-------------------------------------------------------------------------------
     Net cash used by financing activities               (340)        (272)
-------------------------------------------------------------------------------
Effect of exchange rate changes on cash                     1           --
-------------------------------------------------------------------------------
     NET INCREASE IN CASH AND
        CASH EQUIVALENTS                                $  22        $   7
-------------------------------------------------------------------------------

See notes to consolidated financial statements.

Rohm and Haas Company and Subsidiaries
CONSOLIDATED BALANCE SHEETS (Subject to Year-end Audit)
-------------------------------------------------------------------------------
                                      SEPT. 30,     December 31,     Sept. 30,
                                        1997            1996           1996
                                      -----------------------------------------
ASSETS                                          (Millions of dollars)
                                      -----------------------------------------
Current assets:
   Cash and cash equivalents           $   33         $   11          $   50
   Receivables, net                       776            841             812
   Inventories (note d)                   442            483             455
   Prepaid expenses and other assets      140            121             133
-------------------------------------------------------------------------------
     Total current assets               1,391          1,456           1,450
-------------------------------------------------------------------------------
Land, buildings and equipment           4,440          4,327           4,288
Less accumulated depreciation           2,429          2,261           2,245
-------------------------------------------------------------------------------
     Net land, buildings and equipment  2,011          2,066           2,043
-------------------------------------------------------------------------------
Other assets                              481            411             480
-------------------------------------------------------------------------------
                                       $3,883         $3,933          $3,973
-------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Notes payable                       $   74         $  145          $  167
   Accounts payable and accrued
     liabilities                          625            669             628
   Accrued income taxes                    88             72              99
-------------------------------------------------------------------------------
     Total current liabilities            787            886             894
-------------------------------------------------------------------------------
Long-term debt                            551            562             574
Employee benefits                         411            405             402
Other liabilities                         350            352             350

Stockholders' equity:
   $2.75 Cumulative convertible
     preferred stock (note e)             127            131             132
   Common stock: shares issued
     --78,652,380                         197            197             197
   Additional paid-in capital             134            143             146
   Retained earnings                    2,259          2,036           1,990
-------------------------------------------------------------------------------
                                        2,717          2,507           2,465
   Less: Treasury stock (note f)          774            629             563
   Less: ESOP shares                      140            145             146
   Other equity adjustments               (19)            (5)             (3)
-------------------------------------------------------------------------------
     Total stockholders' equity         1,784          1,728           1,753
-------------------------------------------------------------------------------
                                       $3,883         $3,933          $3,973
-------------------------------------------------------------------------------

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(A) These interim financial statements are unaudited, but, in the opinion of management, all adjustments, which are of a normal recurring nature, have been made to present fairly the company's financial position, results of operations and cash flows. These financial statements should be read in conjunction with the financial statements, accounting policies and the notes included in the company's annual report for the year ended December 31, 1996.

(B) The company is a party in various government enforcement and private actions associated with former waste disposal sites. The company is also involved in potential remediations at some of its manufacturing facilities. At September 30, 1997, the reserves for remediation were $140 million, compared to $139 million at December 31, 1996. The company collected $67 million of previously recorded remediation-related settlements with insurance carriers during the first nine months of 1997. As a result, the insurance recovery receivable was $5 million at September 30, 1997, compared to $48 million at December 31, 1996. The company is in the midst of lawsuits over insurance coverage for environmental liabilities. It is the company's practice to reflect environmental insurance recoveries in the results of operations for the quarter in which litigation is resolved through settlement or other appropriate legal process. Resolutions typically determine coverage for both past and future environmental spending. During the first nine months of 1997 environmental remediation expense of approximately $10 million was recorded, net of insurance recoveries, compared with $19 million for the first nine months of 1996. In October 1997 the company reached an additional remediation-related insurance settlement with a number of insurance companies for a total of $34 million.

    In addition to accrued environmental liabilities, the company has reasonably possible loss contingencies relating to environmental matters of approximately $50 million. The company has also identified other sites, including its larger manufacturing facilities in the United States, where future environmental remediation expenditures may be required, but these expenditures are not reasonably estimable at this time. The company believes that these matters, when ultimately resolved, which may be over the next decade, will not have a material adverse effect on the consolidated financial position of the company, but could have a material adverse effect on consolidated results of operations in any given year.

(C) The company and its subsidiaries are parties to litigation arising out of the ordinary conduct of its business. The company is also a subject of an investigation by U.S. Customs into the labeling of some products imported into the U.S. from some of the company's non-U.S. locations. Recognizing the amounts reserved for such items and the uncertainty of the outcome, it is the company's opinion that the resolution of all pending lawsuits and claims will not have a material adverse effect, individually or in the aggregate, upon the results of operations and the consolidated financial position of the company.

(D) Inventories consist of:
    (Millions of dollars)

                                          SEPT. 30,     Dec. 31,    Sept. 30,
                                            1997          1996         1996
                                          ---------     --------    ---------
Finished products and work in process       $331          $375         $335
Raw materials and supplies                   111           108          120
                                            ----          ----         ----
Total inventories                           $442          $483         $455
                                            ----          ----         ----

(E) The number of preferred shares issued and outstanding were:

    September 30, 1997                 2,530,805
    December 31, 1996                  2,631,822
    September 30, 1996                 2,642,894

(F) The number of common treasury shares were:

    September 30, 1997                17,255,217
    December 31, 1996                 15,507,629
    September 30, 1996                14,682,007

Dithane is a trademark of Rohm and Haas Company.

                     APPENDIX TO EXHIBIT 20

        (Pursuant to Part 232.304(a) of Regulation S-T)


  Graphic                      Description/Cross Reference
-----------     -----------------------------------------------------------
Cover           A flask with a globe inside and words "Third Quarter 1997"

Pie Charts      Description included in introduction to Exhibit 20
                (not incorporated by reference)